Rule 424(b)(3) under Securities Act of 1933
File No. 333-137802

Supplement dated November 3, 2008 to the Prospectus dated May 1, 2008

Phoenix Guaranteed Income Edge

This supplement should be read with the currently effective prospectus.

Please replace page 10 of the Prospectus dated May 1, 2008 with the following page 10.

Account more likely than not will be the same as it would be in the absence of the Income Edge. We are aware the Internal Revenue Service currently has these issues under consideration in relation to products similar to the Income Edge and we understand that it has not reached conclusions on these issues. It is possible that the Internal Revenue Service could reach conclusions that are different than those stated herein. We can provide no assurances, however, that the Internal Revenue Service will agree with the foregoing interpretations of law or that a court would agree with these interpretations if the Internal Revenue Service challenged them. You should consult a tax advisor before purchasing your Income Edge. See “Taxation of the Income Edge” at page 40 for a discussion of the tax consequences.

Financial Strength of PHL Variable Insurance Company

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The Income Edge is not a separate account product. This means that the assets at PHL Variable Insurance Company supporting the Income Edge are not held in a segregated account for the exclusive benefit of Income Edge certificateholders and are not insulated from the claims of the Company’s third party creditors. Your lifetime income payments (if any) will be paid from our general account and, therefore, are subject to our claims paying ability.

Currently, the financial strength of PHL Variable Insurance Company is rated by four nationally recognized statistical rating organizations (“NRSRO”), ranging from excellent and good to good and strong. These ratings are set forth in Appendix A. The ratings for PHL Variable Insurance Company reflect the NRSROs’ opinions that PHL Variable Insurance Company has either an excellent and strong ability to meet its ongoing obligations, or a good and strong ability to meet its ongoing obligations. A good and strong rating means that PHL Variable Insurance Company may be more vulnerable than higher rated companies to encounter adverse business conditions which may impair its ability to meet its ongoing obligations. The NRSRO ratings are not specific to the Income Edge certificate and your lifetime income payments, if any. You may obtain information on our financial condition by reviewing Form 10-K, the Annual Report pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007, which is incorporated by reference into this prospectus. See Incorporation of Certain Documents by Reference, page 8.

Increases To Your Retirement Income Base

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Your Retirement Income Base does not automatically increase when the assets in your Account appreciate in value. Your Retirement Income Base only increases if you make additional contributions to your Account or you exercise the Annual Optional Increase on a certificate anniversary date (and potentially thereafter pay higher Income Edge fees). Therefore, there is a risk that your Retirement Income Base will not increase while you own your Income Edge.

Withdrawals

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If you make any withdrawals from your Account before your Retirement Income Date, or you make withdrawals on or after your Retirement Income Date that exceed your Retirement Income Amount, the amount of lifetime income payments that you could receive under your Income Edge, if any, may be reduced. Accordingly, withdrawals must be carefully managed to avoid decreasing the amount of your Retirement Income Base and Retirement Income Amount or causing a termination of your Income Edge that may not be in your best interests. However, due to the long-term nature of the Income Edge, there is a risk that you may need funds prior to your Retirement Income Date, or in an amount in excess of your Retirement Income Amount on or after your Retirement Income Date, and

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Please replace Appendix A on pages 70-71 for the following Appendix A.

Appendix A

PHL Variable Insurance Company Ratings

	Rating Financial Strength	Interpretation
A.M. Best	A1	“Excellent”
S&P	BBB+[2]	“Good”
Moody’s	A3[3]	“Good”
Fitch	A4	“Strong”

1 The Best’s Financial Strength Rating scale is comprised of 16 individual ratings grouped into 10 categories, consisting of three Secure categories of “Superior,” “Excellent” and “Good” and seven Vulnerable categories of “Fair,” “Marginal,” “Weak,” “Poor,” “Under Regulatory Supervision,” “In Liquidation” and “Rating Suspended.” We are rated in the “Secure” category of “Excellent”. There is one rating category above us and eight categories below us.

Secure

A++ and A+ (Superior)

Assigned to companies that have a superior ability to meet their ongoing obligations to policyholders.

A and A- (Excellent)

Assigned to companies that have an excellent ability to meet their ongoing obligations to policyholders.

B++ and B+ (Good)

Assigned to companies that have a good ability to meet their ongoing obligations to policyholders.

2 A Standard & Poor’s Insurer Financial Strength Rating is a current opinion of the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms. We are rated “Strong”. There are two ratings above us and seven ratings below us.

Long-Term Insurer Financial Strength Ratings

An insurer rated ‘BBB’ or higher is regarded as having financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments.

AAA

An insurer rated ‘AAA’ has EXTREMELY STRONG financial security characteristics. ‘AAA’ is the highest Insurer Financial Strength Rating assigned by Standard & Poor’s.

AA

An insurer rated ‘AA’ has VERY STRONG financial security characteristics, differing only slightly from those rated higher.

A

An insurer rated ‘A’ has STRONG financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.

BBB

An insurer rated “BBB” has GOOD financial security characteristics, but is more likely to be affected by adverse business conditions than higher rated insurers.

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Plus (+) or minus (-)

These signs following ratings from ‘AA’ to ‘CCC’ show relative standing within the major rating categories.

3 Moody’s rating symbols for Insurance Financial Strength Ratings are identical to those used to indicate the credit quality of long-term obligations. These rating gradations provide investors with a system for measuring an insurance company’s ability to meet its senior policyholder claims and obligations. We are rated Aaa as an insurance company with exceptional financial security. There are two rating categories above us and six rating categories below us.

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Aaa

Insurance companies rated Aaa offer exceptional financial security. While the credit profile of these companies is likely to change, such changes as can be visualized are most unlikely to impair their fundamentally strong position.

Aa

Insurance companies rated Aa offer excellent financial security. Together with the Aaa group, they constitute what are generally known as high-grade companies. They are rated lower than Aaa companies because long-term risks appear somewhat larger.

A

Insurance companies rated A offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. Numeric modifiers are used to refer to the ranking within a group with 1 being the highest and 3 being the lowest. However, the financial strength of companies within a generic rating symbol (Aa, or example) is broadly the same.

4 The IFS Rating provides an assessment of the financial strength of an insurance organization. The IFS Rating is assigned to the insurance company’s policyholder obligations, including assumed reinsurance obligations and contract holder obligations, such as guaranteed investment contracts. We are rated as “Strong”. There are two rating categories above us and six rating categories below us.

AAA

Exceptionally strong. ‘AAA’ IFS ratings denote the lowest expectation of ceased or interrupted payments. They are assigned only in the case of exceptionally strong capacity to meet policyholder and contract obligations on a timely basis. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA

Very strong. ‘AA’ IFS ratings denote a very low expectation of ceased or interrupted payments. They indicate very strong capacity to meet policyholder and contract obligations on a timely basis. This capacity is not significantly vulnerable to foreseeable events.

A

Strong. ‘A’ IFS ratings denote a low expectation of ceased or interrupted payments. They indicate strong capacity to meet policyholder and contract obligations on a timely basis. This capacity may, nonetheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Notes

“+” or “-” may be appended to a rating to indicate the relative position of a credit within the rating category. Such suffixes are not added to ratings in the “AAA” category or to ratings below the ‘CCC’ category.

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